Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

The following communication was first made available on January 19, 2021.

LITE Coherent Employee FAQ

Why are we joining forces with and acquiring Coherent, Inc.?

•	Lasers and photonics outside of Telecom, Datacom, and 3D Sensing is one of our largest addressable markets. Joining forces with Coherent enables us to significantly accelerate our exposure and penetration of this large market.

•	This transaction unites two global industry leaders to accelerate the future of photonics.

•	Coherent brings a talented team with a strong track record of innovation, a strong complementary portfolio of products, and a broad set of loyal customers from around the globe.

•	Together, we’ll be well positioned to pave the way forward for the industry as one of the world’s leading and most diverse photonics companies.

Where can I find more details about the transaction terms?

•	You can find more information about the transaction from our press release and investor relations slides, which can both be found on our website.

•	Further, our filings with the SEC, which can also be found on our website, can provide additional information.

What does this acquisition mean for Lumentum employees?

•	In the near-term, the announcement has no impact on our day-to-day operations, and we’re counting on each of our team members to stay focused on their work and serving our customers.

•	Once the transaction closes, we expect that as a larger combined organization we will create new and exciting opportunities for career growth and advancement for employees of both companies.

How does Coherent’s culture compare with ours?

•	We see strong alignment between our teams’ cultures and values.

•	Like Lumentum, Coherent’s talented team has established an innovative, customer-centric culture and shares our commitment to quality first.

How will Coherent fit into Lumentum? What does this mean for our lasers business?

•	We’re excited to welcome Coherent’s world-class team and expertise to Lumentum.

•	Please keep in mind that we are in the very early days of this transaction. A number of important decisions, including how Coherent will fit into Lumentum, will be made during the integration planning process, which will begin soon.

•	We’ll update you as we have more details to share.

•	In terms of Lumentum’s lasers business, our customers and products are highly complementary with those of Coherent.

•	The combined scale should allow for acceleration of industry/customer roadmaps and increased market access for both companies’ products.

Does this transaction signal a shift in Lumentum's strategy?

•	We view this announcement as fully-aligned with, and an important advancement of, our strategy.

•	As a leading photonics company, our priority is developing the most innovative products and technology that are indispensable to our markets and partnering with leading customers to help them compete and win.

•	To this end, we have been focused on and we have invested in the lasers market for years, as this is one of the largest addressable markets for photonics.

•	This transaction accelerates our strategy to penetrate this market, but does not result in a shift in our strategy of focusing on photonics technology leadership across a broad range of markets where photonics brings a lot of value to leading customers.

What’s the next step? What can we expect between now and the close of the transaction?

•	In the coming weeks we’ll be forming an integration planning team, which will focus on how best to build on our strong foundation to bring our companies together.

•	While a small designated group will be focused on integration planning efforts, the vast majority of you will see little to no changes in your day-to-day responsibilities.

•	Until the transaction closes, which we expect to occur in the second half of calendar year 2021, we will continue to operate as separate companies, and it will be business as usual, as we work individually to support the customers and markets we serve.

How will this acquisition affect customers and suppliers? What should I tell them?

•	The executive team and certain customer- and supplier-facing employees will be reaching out to many of our contacts directly to share the news of this announcement as well as some of the reasons why we believe this is a great opportunity for us – and for them.

•	If you are asked about this transaction, you should reinforce our commitment to providing support to the customers and markets we serve.

•	It’s also important to emphasize that until the transaction closes, Lumentum and Coherent will continue to operate as separate companies.

•	It’s business as usual at Lumentum and our customers and suppliers should not expect any changes to the way we work with them.

When can I begin collaborating with the team at Coherent? What if someone at Coherent reaches out to me or wants to connect with me on social media?

•	Please do not reach out to Coherent employees or coordinate any business efforts with them. This includes interacting with Coherent employees on social media.

•	If a Coherent employee reaches out to you or requests to connect with you, please do not accept the request. You can let them know that you have been instructed not to connect with Coherent employees until after the close of the transaction.

•	Until the transaction closes, Lumentum and Coherent will continue to operate as separate companies, and per our usual policy, do not share confidential or sensitive information with anyone outside Lumentum.

Who will be the CEO and CFO of the combined company?

•	Alan Lowe will continue to be the CEO, and Wajid Ali will continue to be the CFO.

What if I am asked about this transaction by the media or anyone else outside Lumentum? What if I have additional questions?

•	To the extent you receive questions from the media or other external parties, per company policy, please do not comment and instead forward them to Chris Coldren, Judy Hamel, Wajid Ali, or Alan Lowe.

•	If you have any additional questions, please contact your manager and/or your relevant executive staff member.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. (“Lumentum”) and Coherent, Inc. (“Coherent”). In connection with the proposed transaction, Lumentum will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the joint proxy statement of Lumentum and Coherent that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. When the joint proxy statement/prospectus is finalized, it will be sent to the respective stockholders of Coherent and Lumentum seeking their approval of their respective transaction-related proposals.

Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

LUMENTUM AND COHERENT URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtained free of charge on Coherent’s website at https://investors.coherent.com by contacting Coherent’s Investor Relations Department at investor.relations@coherent.com.

Participants in the Solicitation

Each of Lumentum, Coherent and directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective stockholders of Coherent and Lumentum in connection with the proposed transaction is set forth in the proxy statement/prospectus to be filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 25, 2020. Additional information regarding Coherent’s executive officers and directors is included in Coherent’s definitive proxy statement, which was filed with the SEC on April 6, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and Lumentum’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iii) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (iv) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (v) Coherent’s and Lumentum’s ability to implement its business strategy; (vi) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (vii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (viii) the risk that disruptions from the proposed transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (ix) the ability of Coherent or Lumentum to retain and hire key personnel; (x) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xi) uncertainty as to the long-term value of Lumentum common stock; (xii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiii) general economic and market developments and conditions; (xiv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvi) restrictions during the pendency of the proposed transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xvii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xviii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xix) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xx) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent’s or Lumentum’s consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.